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                    SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
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                               SCHEDULE 14D-9
                             (Amendment No. 2)

                   SOLICITATION/RECOMMENDATION STATEMENT

                        Pursuant to Section 14(d)(4)
                   of the Securities Exchange Act of 1934
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                                 CALMAT CO.

                         (Name of Subject Company)
                    ------------------------------------


                                 CALMAT CO.

                    (Name of Person(s) Filing Statement)
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                  Common Stock, par value $1.00 per share
                   (including the associated Common Share
                              Purchase Rights)
                       (Title of Class of Securities)

                                131271 10 8
                   (CUSIP Number of Class of Securities)

                    ------------------------------------

                               Paul Stanford
                       General Counsel and Secretary
                           3200 San Fernando Road
                           Los Angeles, CA 90065
                               (323) 258-2777

    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                              With a copy to:

                           Robert A Kindler, Esq.
                          Cravath, Swaine & Moore
                              Worldwide Plaza
                             825 Eighth Avenue
                          New York, NY 10019-7475
                               (212) 474-1000


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                                INTRODUCTION

          The Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") originally filed on November 20, 1998, by CalMat Co., a Delaware corporation (the "Company"), relates to an offer by ALB Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Vulcan Materials Company, a New Jersey corporation ("Parent"), to purchase all of the shares of the common stock, par value $1.00 per share (including the associated common share purchase rights), of the Company. All capitalized terms used herein without definition have the respective meanings set forth in the Schedule 14D-9.


Item 3.  Identity and Background

          The response to Item 3 is hereby amended by adding the following after the last paragraph of Item 3(b)(2):

          "On September 22, 1998, the Company's Board of Directors approved stock option grants to purchase Shares for managing executives and key managers of the Company, totaling 490,200 options at an exercise price of $17-3/16 per Share. The following option grants were approved for the Senior Officers of the Company:

          A. Frederick Gerstell         100,000
          George H. Gilmore, Jr.         60,000
          Scott J Wilcott                28,000
          H. James Gallagher             28,000
          Paul Stanford                  28,000
          Edward J. Kelly                28,000

          The options approved on September 22, 1998 will become vested and exercisable in connection with the Merger, and will be purchased for a cash payment equal to the product of (i) the number of Shares subject to the option and (ii) the difference between the Merger consideration and $17-3/16, the per Share exercise price of the option."

Item 4.  The Solicitation or Recommendation

          The response to Item 4(b)(1) is hereby amended by adding the following after the second paragraph thereof:

          "During the course of discussions in early October 1998 representatives of Parent informed management of the Company that Parent would not agree to a stock-for-stock based acquisition transaction, as it would be too dilutive to Parent's shareholders."

          The response to Item 4(b)(1) is hereby further amended by adding the following after the second sentence of the third paragraph thereof:

          "In early October 1998 after several meetings between management of the Company and the Parent, Mr. James informed Mr. Gerstell that Parent would be willing to pay $23 to $24 per Share for the Company. Mr. Gerstell rejected this offer and following several meetings and discussions between representatives of Parent and the Company, Mr. James informed Mr. Gerstell that Parent could pay $28 to $29 per Share for the Company. Mr. Gerstell informed Mr. James that such a price was not acceptable to the Company."

          The response to Item 4(b)(2) is hereby amended by adding the following at the end of the fourth paragraph thereof:

          "Relative Advantages and Disadvantages of Remaining Independent. The primary advantages to the shareholders of the Company remaining independent are that they would enjoy the exclusive benefit from any continued efficiencies achieved in the Company's operations as well as from the proceeds realized from the sale of real estate assets which are not integral to the Company's operations. The primary disadvantages in the Company remaining independent consist of the risk that (i) the Company would not be able to realize any substantial additional cost savings causing it to suffer from the competitive price disadvantages, (ii) the Company's planned disposition of real estate assets would be unable to achieve their projected results thereby depriving the Company of capital needed to invest in operations and (iii) a dependence on an increasingly competitive southern California market for the profitability of the Company's operations."

          The response to Item 4 is hereby amended by adding the following after the last paragraph thereof:


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         "(b)(3) Projections.

          Prior to entering into the Merger Agreement, Parent conducted a due diligence review of the Company and in connection with such review, received certain non-public information from the Company. The non-public information included certain projections as of October 27, 1998 of future operating performance (the "Company Projections"). The Company Projections were specifically prepared for Parent in order to form the basis for negotiating a possible sale of the Company. The Company Projections were not prepared in the manner that the Company ordinarily prepares its annual budget; they did not have all the input from the managers of the Company's operating units or the field-testing that would typically be obtained in the process of preparing the Company's budget. The Company Projections were not prepared with a view to public disclosure or compliance with published guidelines of the Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections, and are included in this Schedule 14D-9 only because they were provided to Parent. None of Parent, the Purchaser or the Company assumes any responsibility for the accuracy of the Company Projections. While presented with numerical specificity, the Company Projections were prepared by the Company's management based upon a variety of assumptions relating to the business of the Company and are subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Furthermore, the Company Projections were not adjusted by management for various risks identified by the Company's senior management, including, but not limited to, (i) risks relating to ongoing operations, such as the possibility of failing to realize projected gains from the Company's profit improvement program and the potential of reaching demand capacity constraints in the southern California market, (ii) risks and capital costs associated with replacing reserves in certain key locations where reserves are being depleted, (iii) competitive risks relating to the increasing vertical integration of competitors in the Company's key markets and to the aggressive expansion by existing lower cost competitors of the Company,
(iv) risks that the Company will not be able to consummate the real estate sales included in the Company Projections within the time periods and at the prices included in the Company Projections, (v) risks relating to redeploying capital realized from the sale of real estate assets to investments with a favorable rate of return and (vi) risks associated with certain significant contingent liabilities. In addition, demand for the Company's products may be significantly less than the level forecasted in the Company Projections (which forecasts were well above the F. W. Dodge forecasts, which are utilized by many companies in the industry). For the reasons stated above and because the estimates and assumptions underlying the projections are inherently subject to significant economic and competitive uncertainties and contingencies, which are difficult or impossible to predict accurately and are beyond the control of the Company and/or Parent and/or the Purchaser, there is a substantial risk that the amounts reflected in the Company Projections for years after 1998 will not be realized.

          The Company Projections set forth earnings per Share (including gains on the sale of real estate, the gain on, and increases in operating earnings from, the assets swapped in the proposed transaction with Hanson PLC and certain other strategic initiatives) of $2.07, $4.56, $3.54 and $3.53 for fiscal years 1998 through 2001, respectively. Earnings per Share from continuing operations (which excludes gains on the sale of real estate, the gain on, and increases in operating earnings from, the assets swapped in the proposed transaction with Hanson PLC and certain other strategic initiatives) set forth in the Company Projections were $1.07, $1.90, $2.75 and $2.91 for fiscal years 1998 through 2001, respectively. Based on the Company's results of operations for 1998 to date, management of the Company currently expects that earnings per Share will be significantly lower than the $2.07 per Share included in the Company Projections for 1998 due to delays in the sale of certain real estate assets; however, earnings per Share from continuing operations for 1998 are currently expected to significantly exceed the $1.07 per Share included in the Company Projections.

Report of Credit Suisse First Boston to the Board

          On November 11, 1998, Credit Suisse First Boston made a presentation to the Board in connection with the delivery of its opinion as to the fairness from a financial point of view of the $31.00 per Share consideration payable to holders of Shares in the Offer and the Merger. See Annex B to the Schedule 14D-9 for full text of the Credit Suisse First Boston Opinion, which sets forth the procedures followed, assumptions and qualifications made, matters considered and limitations on the review undertaken by Credit Suisse First Boston.

          The Credit Suisse First Boston Opinion was provided to the Board for its information in connection with its consideration of the Offer and the Merger and does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender shares pursuant to the Offer or how such stockholder should vote with respect to the Merger. The summary of the Credit Suisse First Boston Opinion set forth herein is qualified in its entirety by reference to the full text of the Credit Suisse First Boston Opinion set forth as Annex B to the Schedule 14D-9 and is incorporated herein by reference.

          In preparing the Credit Suisse First Boston Opinion, Credit Suisse First Boston performed a variety of financial and comparative analyses, including those described below. The summary of Credit Suisse First Boston's analyses set forth below does not purport to be a complete description of the analyses underlying the Credit Suisse First Boston Opinion or the presentation made by Credit Suisse First Boston to the Board.


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The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances, and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Credit Suisse First Boston did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Credit Suisse First Boston believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete view of the process underlying the Credit Suisse First Boston Opinion.

          In performing its analyses, Credit Suisse First Boston made numerous assumptions with respect to the Company, industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company. No company, transaction or business used in such analyses as a comparison is identical to the Company or the proposed Offer and the Merger, nor is an evaluation of the results of such analyses entirely mathematical; rather, such analyses involve complex considerations and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions being analyzed. Any estimates contained in the analyses performed by Credit Suisse First Boston are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. In addition, the Credit Suisse First Boston Opinion and Credit Suisse First Boston's presentation to the Board were among several factors taken into consideration by the Board in making its determination to approve the Offer and the Merger Agreement. Consequently, the Credit Suisse First Boston analyses described below should not be viewed as, and were not, determinative of the opinion of the Board or the Company's management with respect to the Offer and the Merger Agreement.

          In arriving at its opinion, Credit Suisse First Boston reviewed certain publicly available business and financial information relating to the Company, as well as the Merger Agreement. Credit Suisse First Boston also reviewed certain other information, including financial forecasts, provided to it by the Company, and met with the management of the Company to discuss the business and prospects of the Company. Credit Suisse First Boston also considered certain financial and stock market data of the Company, compared that data with similar data for other publicly held companies in businesses similar to those of the Company and considered the financial terms of certain other business combinations and other transactions which have recently been effected. In addition, Credit Suisse First Boston considered such other information, financial studies, analyses and investigations and financial, economic and market criteria that it deemed relevant.

          In connection with its review, Credit Suisse First Boston did not assume any responsibility for independent verification of any of the foregoing information and relied on such information being complete and accurate in all material respects. With respect to financial forecasts, Credit Suisse First Boston assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. Credit Suisse First Boston was not requested to make, and did not make, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor was it furnished with any such evaluations or appraisals. Credit Suisse First Boston was not requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company. No other limitations were imposed by the Credit Suisse First Boston Opinion. The Credit Suisse First Boston Opinion is necessarily based upon financial, economic, market, exchange rate and other conditions as they existed and could be evaluated on the date thereof.

          Credit Suisse First Boston set forth several different valuation analyses in its presentation to the Board. In connection with Credit Suisse First Boston's preparation of such valuation analyses, management provided Credit Suisse First Boston updated forecasts that reflected some preliminary input from field managers received as part of the Company's typical budgeting process and these forecasts as of November 11, 1998 showed earnings per Share from continuing operations of approximately $1.60, $2.40 and $2.55 for 1999 through 2001, respectively. Using the results of these analyses, as described below, Credit Suisse First Boston determined that the appropriate enterprise value range of the Company's ongoing operations was $700 million to $830 million. Credit Suisse First Boston then (i) added to this range, the after tax net present value of management's estimation of the value of the proceeds of the Company's real estate divestiture program and (ii) subtracted from this range, the net debt and other liabilities of the Company. This calculation resulted in a total equity value of the Company ranging from approximately $652 million to $792 million, or approximately $27.00 to $32.00 per Share. The following is a summary of the analyses used to determine the enterprise value of the Company's ongoing operations as set forth in the presentation made by Credit Suisse First Boston to the Board.

          Comparable Companies Analysis. Using publicly available information, Credit Suisse First Boston compared selected financial, operating and stock market data for the Company to corresponding data of selected companies in the construction materials industry, consisting of Parent, Martin Marietta Materials, Inc., Florida Rock, Lafarge and Texas Industries. Credit Suisse First Boston determined that the Shares were likely to trade in line with Parent and Martin Marietta Materials, Inc. Credit Suisse First Boston's reasoning was based upon, among other things, the fact that although the Company is in higher growth markets, the

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price of the Shares is likely to be adversely affected by the Company's smaller size, geographic concentration and lower margins. The Comparable Company Analysis indicated, among other things, ranges of multiples for Parent and Martin Marietta Materials, Inc. of estimated fiscal 1999 earnings per share of 17.1x to 17.6x, as compared to 17.4x for the Company. Based on this analysis, Credit Suisse First Boston determined that the Shares were appropriately valued by the public markets.

          Precedent Transactions Analysis. Using publicly available information, Credit Suisse First Boston analyzed the purchase prices and implied transaction multiples paid in the following selected transactions in the construction materials industry (acquiror/target): Hanson PLC/Alfred McAlpine, Inc. Martin Marietta Materials, Inc./Redland Stone Products Company, RMC Group PLC/Wulfrather Zement GmbH & Co. KG, Lafarge Corporation/Redland, Inc. Southdown, Inc./Medusa Corporation, Hanson PLC/ H.G. Fenton Materials Company, Lafarge S.A./Cementos Molins, S.A., Lafarge S.A./Redland PLC, Bardon Group PLC/CAMAS PLC, Martin Marietta Materials, Inc./American Aggregates Corporation and CRH plc/ Tilcon Inc. (collectively, the "Precedent Transactions"). All multiples were based on information publicly available at the time of such transaction. Based upon this analysis, Credit Suisse First Boston determined an appropriate range of multiples of latest twelve months earnings before interest, taxes, depreciation and amortization ("EBITDA") of 7.5x to 9.5x in connection with the proposed transaction. Credit Suisse First Boston then calculated an imputed enterprise value range for the Company's ongoing operations by applying this range of multiples to the EBITDA of Company for the twelve months ended September 30, 1998, which indicated an imputed enterprise value range of approximately $560 million to $710 million.

          Discounted Cash Flow Analysis. Credit Suisse First Boston performed a discounted cash flow analysis for fiscal years 1998 to 2008 to estimate the present value of the unlevered free cash flows that the Company's ongoing operations would generate if the Company were to achieve management's forecasts.

          The 10-year forecast used in Credit Suisse First Boston's discounted cash flow analysis was prepared using the management's forecast as of November 11, 1998 for years 1999-2001 and management's estimates of future trends regarding expected growth rates and margins for years 2002 to 2008 (the "Base Case").

          Credit Suisse First Boston calculated terminal values for the Company by applying a range of multiples of EBITDA to the estimated fiscal year 2008 EBITDA from 7.0x to 8.0x. These EBITDA multiples were selected based on the average of EBITDA multiples represented by the prices paid in selected disclosed acquisitions of construction materials companies from 1992 to 1998. The free cash flow streams and terminal values were then discounted using a range of discount rates from 10.0% to 11.0%. The discount rate range was selected based on an analysis of the weighted average costs of capital of the Company and its peer companies. Based on this analysis, the implied enterprise value of the Company's ongoing operations ranged from $715 million to $830 million.

          Credit Suisse First Boston also analyzed what impact changes in the future business cycle of the economy would have on the discounted cash flow valuation of the Company's ongoing operations. The Base Case assumed that the peak year of the current business cycle was 2001 and that the midpoint of the next business cycle would be 2003. Credit Suisse First Boston then analyzed the impact on the Base Case projections (i) by assuming that the peak year of the current business cycle would be 2000 and the midpoint of the next cycle would be 2003 ("Scenario A") and (ii) by assuming that the peak year of the current business cycle would be 2000 and the midpoint of the next cycle would be 2005 ("Scenario B"). Credit Suisse First Boston calculated implied maximum equity values per Share for the Company of approximately $31.44 for Scenario A and $28.85 for Scenario B."

Item 8. Additional Information to be Furnished

          The response to Item 8 is hereby amended by adding the following after the last paragraph thereof:

          On December 15, 1998, Parent and the Company entered into a memorandum of understanding (the "Memorandum") with regard to the Complaints, the Green Complaint and the Livingstone Complaint (collectively, the "Lawsuits"). Pursuant to the Memorandum, (i) defendants have agreed to make the additional disclosures contained in this Amendment No. 2 to the Schedule 14D-9, (ii) counsel for the plaintiff class in the Lawsuits have agreed not to further pursue an order enjoining consummation of the Offer and the Merger and (iii) the Company, Parent and the plaintiff class have agreed to enter into a stipulation of settlement of the Lawsuits. Any such stipulation of settlement and the payment of any fees for counsel for the plaintiff class are subject to the approval of the Court of Chancery in Delaware.



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                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      CALMAT CO.



                                      By   /s/ PAUL STANFORD
                                           -----------------------------
                                      Name:   Paul Stanford
                                      Title:  Executive Vice President,
                                              General Counsel and
                                              Secretary


Dated as of December 15, 1998